TEMS

Transportation Economics & Management Systems, Inc.

August 2, 2017

RE: Ameri Metro S1Document - Consent Form

To whom it may concern:

Transportation Economics & Management Systems, Inc. (TEMS) can confirm its consent for Ameri Metro to use the proposed quotations or summaries of its feasibilities study findings in its S1 document. These include –

- Panama Canal Mode Choice Model, March 2010
- Panama Canal Feasibility Demand Model Update Study, September 2014
- Port Freeport – SH 36A Trade and Transportation Corridor Feasibility Study, November 2015
- Appalachian Regional Commission Mobile Corridor Concept Trade and Transportation Study, February 2016

- Port Baltimore – Impact of Inland Ports on East and Gulf Coast Ports, July 2016

Sincerely,
Transportation Economics & Management Systems, Inc.

Alexander E. Metcalf, PhD
President

50 Carroll Creek Way-Suite 250 ▪ Frederick, MD 21701
301.846.0700 ▪ www.temsinc.com